[redacted]

08002615

RECEIVED
2008 MAY 19 A 8:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

SUPPL

Zurich, May 13, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per May 2, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on May 8, 2008. According to this notification, Credit Suisse along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions.

PROCESSED
MAY 21 2008
THOMSON REUTERS

1. The reported purchase positions on registered Zurich shares include:
   - 1,250,815 registered shares (0.86%)
   - 862,277 long call options (equals 1,241,690 voting rights respectively 0.85%)
   - 2,192,740 short put options (equals 1,904,220 voting rights respectively 1.31%)

   Together this equals a purchase position of 3.02% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,269,822 long put options (equals 2,537,922 voting rights respectively 1.74%)
   - 58,128,030 short call options (equals 1,863,753 voting rights respectively 1.28%)

   Together this equals a sale position of 3.02% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

dlw 5/19

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge. They will be sent to any interested party within two stock exchange days.

3. Identity of the individual group members:

   Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, indirectly through its subsidiaries:
   - Neue Aargauer Bank, Bahnhofstrasse 49, 5000 Aarau, Switzerland,
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries
     - Credit Suisse International, One Cabot Square, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom).

4. Nature of agreement: Group of companies.

5. Proxy for Group members: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

News Release

ZURICH®

Zurich posts strong results for the first quarter 2008

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, May 15, 2008 – Zurich Financial Services Group (Zurich) reported today strong results across all business segments for the first three months of 2008, driven by a continued focus on financial discipline, operating efficiency and risk management, coupled with the benefits of its diversified business.

"In the face of today's market challenges, I am proud of our ability to stay focused on our strategy and drive such strong results," remarked Zurich's Chief Executive Officer James J. Schiro. "Going forward, I am confident we will continue to execute on our dual focus of profitable growth and operational transformation, turning these challenging times into opportunities for the creation of long-term shareholder value."

Performance highlights[1] include:

- **Net income[2] of USD 1.4 billion, an increase of 3%. Annualized return on equity (ROE) of 19.9%**
- **Business operating profit (BOP) of USD 1.8 billion, an increase of 1%. Annualized BOP ROE[3] after tax of 18.6%**
- **General Insurance gross written premiums and policy fees of USD 11.2 billion, up 10% or 2% in local currencies, and a combined ratio of 94.6%**
- **Global Life new business value, after tax up 10%, with new business margin, after tax (as % of APE) of 22.2%[4] and APE up 15% or 8% in local currencies**
- **Farmers Management Services' management fees and other related revenues up 9% to USD 0.6 billion**

- **Shareholders equity of USD 29.4 billion, an increase of 1% in the quarter**

"We continue to reap the benefits of the continuous improvements embedded through The Zurich Way initiatives and the steady progress in areas such as capital management, tax efficiency and the further streamlining of our corporate structure," Zurich's Chief Financial Officer Dieter Wemmer said. "The sustained strength of our balance sheet and our determination to protect the performance of the Group give us confidence when looking forward."

Applying The Zurich Way best practices to core functions such as underwriting, claims, reserving, distribution management and finance, the Group targets, as previously announced, USD 800 million of after-tax benefits for each year until 2010, and the company is well on track to achieve its goal.

General Insurance:

in USD millions for the three months ended March 31	2008	2007	Change in USD	Change in LC
General Insurance gross written premiums and policy fees	**11'191**	10'216	10%	2%
General Insurance business operating profit	**1'189**	1'135	5%	
General Insurance combined ratio (in %)	**94.6%**	93.3%	(1.3 pts)	

General Insurance delivered an improved top and bottom line performance over the previous year against the backdrop of a continuingly competitive market environment. Business operating profit was up 5% to USD 1.2 billion, largely driven by the European business as well as increased investment income from higher invested assets. The increase in the combined ratio of 1.3 percentage points to 94.6% reflects to a large degree a higher amount of large loss claims.

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Gross written premiums and policy fees increased by 2% in local currencies (10% in dollar equivalent terms), reflecting both organic growth, as well as increased premium volumes through bolt-on acquisitions, mainly in Europe. The volume growth was achieved despite a tough rating environment, particularly in the US. In Europe, however, rates showed signs of improvement in a number of markets, but were overall flat because of rate reductions in Italy and Ireland. In North America Commercial, the application of enhanced segmentation techniques and the proactive targeting of profitable lines of business continued to be successful in managing the impact of market conditions. In Europe General Insurance, volume growth benefited from the acquisitions made in 2007, as well as a strong personal lines performance in countries such as Italy and the UK. Global Corporate remained relatively stable as a result of overall strong retention levels and improved new business levels in Europe. International Businesses' activities in emerging markets experienced good growth, while facing a tougher environment in its mature markets.

Global Life:

in USD millions for the three months ended March 31	2008	2007	Change in USD	Change in LC
Global Life gross written premiums, policy fees and insurance deposits	**5`398**	5`239	3%	(5%)
Global Life business operating profit	**337**	317	6%	
Global Life gross new business annual premium equivalent (APE)	**722**	628	15%	8%
Global Life new business margin, after tax (as % of APE)	**22.2%**	23.2%	(1.0 pts)	
Global Life new business value, after tax	**160**	146	10%	2%

The Global Life segment continued its solid performance through the first quarter despite challenging economic and market conditions across the globe, with new business value, after tax, rising 10% to USD 160 million from USD 146 million in the same period last year, a 2% increase in local currencies, and posting a business operating profit of USD 337 million. New

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business annual premium equivalent (APE) grew by 15%, or 8% in local currencies, while maintaining a strong new business margin at 22.2%.

APE growth largely benefited from increased volumes in Germany (+76% or +54% in local currency) and Zurich's emerging market businesses, offset by a small reduction (-6% or -7% in local currency) in the UK due to adverse market conditions. Driven by the continued strong performance of Zurich International Solutions, the global expatriate and international investors business, sales in emerging markets increased by 19%, or 18% in local currencies, while also maintaining a strong new business margin. The key contributor to this growth was a focused development of distribution capabilities through bank partners and international broker networks operating in multiple jurisdictions.

Farmers Management Services:

in USD millions for the three months ended March 31	2008	2007	Change in USD	Change in LC
Farmers Management Services management fees and other related revenues	589	542	9%	9%
Farmers Management Services gross management result	281	260	8%	
Farmers Management Services business operating profit	300	330	(9%)	
Farmers Management Services managed gross earned premium margin	7.0%	6.9%	0.1 pts	

Farmers' management fees and other related revenues grew by 9% to USD 589 million, reflecting, in a flat US personal lines market, a 6% earned premium growth at the Farmers Exchanges, which Zurich manages but does not own. The gross management result improved by 8%, leading to an increase in the managed gross earned premium margin of 0.1 percentage points to 7.0 percent. The Exchanges' strong growth was fueled by a series of targeted investments and product enhancements such as the continued successful rollout of Bristol West's products throughout the Exchanges'

ZURICH®

distribution platform, the appointment of a record 567 new tied agents in the first quarter 2008, as well as a renewed growth in the independent agency channel.

Meanwhile, lower investment income as a result of markedly higher dividends and cash transfers to the Corporate Center, reflecting the Group's disciplined capital management strategy, contributed to a decrease of Farmers' business operating profit by 9% to USD 300 million.

Other Businesses: The Other Businesses segment saw its business operating profit decrease by USD 111 million to USD 38 million as a result of a lower level of run-off transactions as well as driven by the impact of adverse equity markets.

Group investments:

in USD millions for the three months ended March 31	2008	2007	Change in USD	Change in LC
Group investments average invested assets	196'165	192'097	2%	(1%)
Group investments results, net	2'173	2'368	(8%)	(15%)
Group investments return (as % of average invested assets)	1.1%	1.2%	(0.1 pts)	

The net investment result for Group investments amounted to USD 2.2 billion, down 8%. Net capital gains were positive at USD 10 million despite very challenging financial markets in the first quarter 2008. Net investment return on Group investments decreased slightly by 0.1 percentage points to 1.1% (not annualized), a robust result, which continues to reflect the Group's disciplined approach to managing its assets relative to liabilities on a risk-adjusted basis. Furthermore, the Group continues to have no material exposure to US sub-prime debt or CDOs in its investment portfolio and incurred only USD 7 million impairments on US mortgage-backed

securities (MBS) since end of December 2007, including a USD 1 million write-down on US sub-prime.

On capital management-related issues, Zurich paid out to shareholders approximately CHF 2.1 billion in gross dividends as from April 8, 2008, and during the first quarter bought CHF 316 million worth of shares under the previously announced share buyback for 2008. In April, a further CHF 313 million worth of shares were repurchased.

[1] All comparisons refer to the first three months of 2007 unless stated otherwise.

[2] Attributable to shareholders.

[3] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[4] Calculated on the European Embedded Value basis.

Note to editors:

There will be a telephone conference with a Q&A session for analysts and investors at 9:30 a.m. CEDT. Please dial-in to register approximately 3 to 5 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be audio webcast on our Web site www.zurich.com live, followed by a webcast replay available after 12:00 p.m. CEDT.

Supplemental financial information, including information on the business divisions, will be available on our Web site www.zurich.com. The presentation for analysts and investors will be published at 9:00 a.m. CEDT.

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the three months ended March 31, 2008 and 2007 and the financial position as of March 31, 2008 and December 31, 2007, respectively. Interim results are not necessarily indicative of full-year results. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2007. Certain comparatives have been restated as a result of a change in accounting policy. Comparatives for return on common shareholders' equity and business operating profit (after tax) return on common shareholders' equity have also been restated as we have changed the calculation from a compound to a linear basis.

in USD millions, for the three months ended March 31, unless otherwise stated	2008	2007	Change in USD[1]	Change in LC[1]
Business operating profit	1'764	1'741	1%	
Net income attributable to shareholders	1'427	1'390	3%	
General Insurance gross written premiums and policy fees	11'191	10'216	10%	2%
Global Life gross written premiums, policy fees and insurance deposits	5'398	5'239	3%	(5%)
Farmers Management Services management fees and other related revenues	589	542	9%	9%
General Insurance business operating profit	1'189	1'135	5%	
General Insurance combined ratio (in %)	94.6%	93.3%	(1.3 pts)	
Global Life business operating profit	337	317	6%	
Global Life gross new business annual premium equivalent (APE)	722	628	15%	8%
Global Life new business margin, after tax (as % of APE)	22.2%	23.2%	(1.0 pts)	
Global Life new business value, after tax	160	146	10%	2%
Farmers Management Services gross management result	281	260	8%	
Farmers Management Services business operating profit	300	330	(9%)	
Farmers Management Services managed gross earned premium margin	7.0%	6.9%	0.1 pts	
Group investments average invested assets	196'165	192'097	2%	(1%)
Group investments results, net	2'173	2'368	(8%)	(15%)
Group investments return (as % of average invested assets)	1.1%	1.2%	(0.1 pts)	
Shareholders' equity [2]	29'378	28'945	1%	1%
Diluted earnings per share (in USD)	10.05	9.43	7%	
Diluted earnings per share (in CHF)	10.75	11.62	(8%)	
Return on common shareholders' equity (ROE)	19.9%	21.6%	(1.7 pts)	
Business operating profit (after tax) return on common shareholders' equity	18.6%	19.9%	(1.3 pts)	

[1] Parentheses around numbers represent an adverse variance.

[2] As of March 31, 2008 and December 31, 2007 respectively.

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

THE OFFER TO REPURCHASE SECURITIES OF ZURICH FINANCIAL SERVICES IS NOT MADE IN THE UNITED STATES AND TO U.S. PERSONS AND MAY BE ACCEPTED ONLY BY NON-U.S. PERSONS AND OUTSIDE THE UNITED STATES. OFFERING MATERIALS WITH RESPECT TO THIS OFFER MAY NOT BE DISTRIBUTED IN OR SENT TO THE UNITED STATES AND MAY NOT BE USED FOR THE PURPOSE OF SOLICITATION OF AN OFFER TO PURCHASE OR SELL ANY SECURITIES IN THE UNITED STATES.

END